Exhibit 99.1

New Gold further increases cash flow certainty with gold option contracts

(All dollar figures are in US dollars unless otherwise indicated)

TORONTO, March 8, 2016 /CNW/ - New Gold Inc. ("New Gold") (TSX:NGD) (NYSE MKT:NGD) today announces that the company has entered into gold price option contracts covering 270,000 ounces of New Gold's remaining 2016 production. New Gold purchased put options with a strike price of $1,200 per ounce covering 270,000 ounces of gold and simultaneously sold call options with a strike price of $1,400 per ounce covering an equivalent 270,000 ounces. The contracts will cover 30,000 ounces of gold per month for nine months beginning in April 2016. The net cost of entering into the option contracts was $2 million. In aggregate, the option contracts provide the company a guaranteed floor price of $1,200 per ounce while also providing exposure to further increases in the gold price up to $1,400 per ounce. New Gold entered into the contracts in order to further increase cash flow certainty as the company invests in the continued construction of its Rainy River project, which is expected to begin production in mid-2017.

"We continue to have a positive view on the gold market. Given the meaningful increase in the gold price, we are taking a prudent step to establish a floor price for our revenues through the balance of 2016 while maintaining significant exposure to higher prices," stated Brian Penny, Executive Vice President and Chief Financial Officer. "Our unique decision to enter into the option contracts is solely a function of 2016 being our most significant year of investment at our Rainy River project. We do not have any plans to enter into any similar contracts beyond this brief nine-month period."

New Gold's 2016 gold production guidance is 360,000 to 400,000 ounces at all-in sustaining costs(1) of $825 to $865 per ounce. Based on the mid-point of New Gold's 2016 all-in sustaining costs(1) of $845 per ounce, the gold option contracts should enable the company to generate an all-in sustaining cost margin(2) ranging from approximately $355 per ounce on the low end to $555 per ounce on the high end for the 270,000 ounces covered by the contracts. The combination of the company's expected low costs and increased gold price certainty provides New Gold with further assurance of free cash flow from its four operations for the balance of 2016. New Gold plans to fund the remaining development capital expenditures at its Rainy River project from a combination of current cash, a $75 million cash receivable from Royal Gold related to the previously announced Rainy River streaming transaction and free cash flow. In addition, the company has further financial flexibility through its revolving credit facility. The company expects to spend a total of approximately $500 million at Rainy River in 2016 with the balance of the development capital of approximately $90 million to be spent in the first half of 2017.

Overall, the Rainy River project enhances New Gold's growth pipeline through its manageable capital costs, significant production scale at below current industry average costs and exciting longer term exploration potential in a great mining jurisdiction. Rainy River is expected to generate significant gold production growth for New Gold at costs below the company's 2016 guidance for all-in sustaining costs(1). Relative to the company's consolidated 2016 gold production guidance of 360,000 to 400,000 ounces, Rainy River alone is expected to produce an average of 325,000 ounces of gold annually for the first nine years of its life at estimated all-in sustaining costs(1) of approximately $670 per ounce. The company looks forward to advancing the Rainy River project and providing further updates on our progress.

ABOUT NEW GOLD INC.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and two significant development projects. The New Afton Mine in Canada, the Mesquite Mine in the United States, the Peak Mines in Australia and the Cerro San Pedro Mine in Mexico, provide the company with its current production base. In addition, New Gold owns 100% of the Rainy River and Blackwater projects, both in Canada, as well as a 4% gold stream on the El Morro project located in Chile. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the company, please visit www.newgold.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: guidance for production, all-in sustaining costs and margin, as well as expected capital and other expenditures; expected cash flows, funding plans and liquidity; planned activities for 2016 and beyond at the Rainy River project; the expected production, costs, economics and operating parameters of the Rainy River project; targeting timing for development, first production and other activities related to the Rainy River project; and statements with respect to the payment of the remaining $75 million from Royal Gold.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's annual and quarterly management's discussion and analysis ("MD&A"), its Annual Information Form and its Technical Reports filed at www.sedar.com. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current mineral reserve and mineral resource estimates; (4) the exchange rate between the Canadian dollar, Australian dollar, Mexican peso and U.S. dollar being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of the Rainy River project being consistent with New Gold's current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines; (9) the results of the feasibility study for the Rainy River project being realized; (10)  in the case of all-in sustaining cost outlook at the Rainy River Project, the assumed exchange rate being C$1.25/US$; and (11) conditions to the payment of the remaining $75 million from Royal Gold being satisfied mid-2016.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia and Mexico; discrepancies between actual and estimated production, between actual and estimated mineral reserves and mineral resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia and Mexico or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and  maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: in Canada, obtaining the necessary permits for the Rainy River project; and in Mexico, where Cerro San Pedro has a history of ongoing legal challenges related to our environmental authorization; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of reserves and resources; competition; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current reclamation activities; uncertainties inherent to mining economic studies including the feasibility study for Rainy River; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Aboriginal groups; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's disclosure documents filed on and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

TECHNICAL INFORMATION
The scientific and technical information in this news release has been reviewed and approved by Mark A. Petersen, Vice President, Exploration of New Gold. Mr. Petersen is a SME Registered Member, an AIPG Certified Professional Geologist and a "Qualified Person" as defined under National Instrument 43-101.

For additional technical information on New Gold's material properties, including a detailed breakdown of Mineral Reserves and Mineral Resources by category, as well as key assumptions, parameters and risks, refer to New Gold's Annual Information Form for the year ended December 31, 2014.

NON-GAAP MEASURES

(1) ALL-IN SUSTAINING COSTS
"All-in sustaining costs" per ounce is a non-GAAP financial measure. Consistent with guidance announced in 2013 by the World Gold Council, an association of various gold mining companies from around the world of which New Gold is a member, New Gold defines "all-in sustaining costs" per ounce as the sum of total cash costs, capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature and environmental reclamation costs, all divided by the ounces of gold sold to arrive at a per ounce figure. New Gold believes this non-GAAP financial measure provides further transparency into costs associated with producing gold and assists analysts, investors and other stakeholders of the company in assessing the company's operating performance, its ability to generate free cash flow from current operations and its overall value. This data is furnished to provide additional information and is a non-GAAP financial measure. All-in sustaining costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS. Further details regarding historical all-in sustaining costs and a reconciliation to the nearest IFRS measures are provided below and in the MD&A accompanying New Gold's financial statements filed from time to time on www.sedar.com.

(2) ALL-IN SUSTAINING COST MARGIN
"All-in sustaining cost margin" per ounce is a non-GAAP financial measure with no standard meaning under IFRS, which management uses to evaluate the Company's aggregated and mine-by-mine approximate contribution to cash flow after deducting sustaining capital expenditures.

SOURCE New Gold Inc.

%CIK: 0000800166

For further information: Julie Taylor, Director, Corporate Communications and Investor Relations, Direct: +1 (416) 324-6015, Email: info@newgold.com

CO: New Gold Inc.

CNW 16:30e 08-MAR-16